August 11, 2017

Ms. Megan Miller

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Longleaf Partners Funds Trust (1940 Act File No. 811-4923) (the “Registrant”)

Dear Ms. Miller:

We are writing in response to comments you provided telephonically on behalf of the Disclosure Review and Accounting Office of the U.S. Securities and Exchange Commission (the “Staff”) to me on August 4, 2017 with respect to the Annual Report for the period ended December 31, 2016 filed on Form N-CSR on February 23, 2017 for Longleaf Partners Funds Trust.1 Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Registrant’s future filings. On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report or Registration Statement, as applicable.

Comment 1:	In Note 8 to the Financial Statements, the Registrant presents the derivatives that are subject to a master netting agreement and the related collateral amounts. Please include the terms of any collateral received or pledged pursuant to an enforceable master netting agreement, pursuant to FASB ASC 210-20-55-14.

Response:	The Registrant will make this change in future shareholder reports where such a footnote is required.

Comment 2:	In Note 6 to the Financial Statements, the Registrant discloses that, at December 31, 2016, officers, employees of Southeastern and their families, Fund trustees, the Southeastern retirement plan and other affiliates owned 65% of the Global Fund. To the extent that a significant portion of these affiliated owners consist of one or several large shareholders, please consider disclosing shareholder concentration risk as a principal risk of investing in the Global Fund.

[1]	You reviewed the following series of the Registrant: Longleaf Partners Fund, Longleaf Small-Cap Fund, Longleaf International Fund, and Longleaf Global Fund (each, a “Fund” and, collectively, the “Funds”).

Ms. Megan Miller August 11, 2017 Page 2

Response:	The Registrant will disclose shareholder concentration risk where one or several large shareholders make up a significant portion of the Fund.

Comment 3:	With respect to the Statements of Assets and Liabilities, please separately disclose any outstanding fees payable to the Registrant’s officers or directors at the end of the Reporting Period, as applicable, pursuant to Article 6-04.12 of Regulation S-X.

Response:	There were no outstanding fees payable to the Registrant’s officers or directors at the end of the Reporting Period. To the extent any such fees are payable, the Registrant will make this disclosure in future shareholder reports.

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We appreciate the opportunity to respond to the Staff’s concerns. Please contact me at 415.262.4518 with any questions regarding the foregoing.

Sincerely,

/s/Kirsten S. Linder
Kirsten S. Linder

cc:         Andrew R. McCarroll

             John V. O’Hanlon